April 5, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.20549

Attention:	Tom Kluck, Legal Branch Chief
Folake Ayoola, Attorney Advisor

Re:	Central Fund of Canada Limited
Annual Report on Form 40-F
Filed December 12, 2012
File No. 001-09038

This letter is written in response to your comment letter dated March 26, 2013 in the above referenced matter.

Principal Assets, page 7

1.)	Central Fund is responsible for disclosing the amount of gold and silver bullion it holds. In addition, the custodian confirms these amounts with the Corporation and directly with the Corporation’s external auditors on a quarterly basis. The Corporation’s external auditors perform quarterly reviews and the year-end audits of the financial statements and internal controls and report thereon directly to the Audit Committee.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both the Corporation’s external auditors and Bank personnel. No other party has optional inspection rights.

Most of this information is contained in our quarterly and annual reports, but we could re-assert this in future Form 40-F reports if you so desire.

2.)	The costs for warehousing the Corporation’s gold and silver bullion holdings are listed on the Statements of Income (Loss), which are incorporated by reference into its 40-F filing, as an individual expense item entitled “Safekeeping, insurance and bank charges”. We assume that such should be sufficient disclosure for Form 40-F purposes.

In responding to your comment letter, we do, as requested, confirm that:

•	Central Fund is responsible for the adequacy and accuracy and disclosures in its 40-F filing;

•	SEC staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Central Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is a sufficient response to your comments. Should you require anything further, please let us know.

Yours truly

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
Chief Executive Officer